Exhibit 99.2

ITAMAR MEDICAL LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Joseph Tenne, Mr. Yaniv Hod and Ms. Noa Farkas Gluck, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”), of Itamar Medical Ltd. (the “Company” or “Itamar”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special and 2021 Annual General Meeting of Shareholders of the Company to be held on November 16, 2021, at 1:00 p.m. (IL time) at the offices of the Company, 5 Tarshish Street, Caesarea 3079821, Israel (or, if applicable, any virtual meeting in lieu thereof), and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for the Meeting (the “Proxy Statement”), receipt of which is hereby acknowledged:

THIS PROXY IS TO BE USED BY HOLDERS OF ORDINARY SHARES OF THE COMPANY. THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSALS 1-6 (PROVIDED THAT WITH RESPECT TO PROPOSALS 1, 4 AND 5, THE UNDERSIGNED PROVIDES THE CONFIRMATION REQUIRED BY ITEM 1A, ITEM 4A AND ITEM 5A, RESPECTIVELY, ON THE REVERSE SIDE). THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

IMPORTANT NOTE: THE VOTE UNDER THIS PROXY WILL NOT BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR THE APPROVAL OF PROPOSAL 1, PROPOSAL 4 AND PROPOSAL 5 UNLESS THE UNDERSIGNED MAKES THE REQUIRED CONFIRMATION BY CHECKING THE APPLICABLE BOX IN ITEM 1A, ITEM 4A AND ITEM 5A, RESPECTIVELY, ON THE REVERSE SIDE.

(Continued and to be signed on the reverse side)

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SPECIAL AND 2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
ITAMAR MEDICAL LTD.

(THE “COMPANY”)

NOVEMBER 16, 2021

➢	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
➢	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” FOR PROPOSALS 1-6. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X].

1.       To approve the acquisition of the Company by ZOLL Medical Corporation (“Parent”), including the approval of: (i) the Agreement and Plan of Merger, dated September 13, 2021 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Zeus Merger Sub Ltd., an Israeli company and a wholly owned subsidiary of Parent (“Merger Sub”) and, solely for the limited purposes set forth therein, Asahi Kasei Corporation (“Guarantor”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly owned subsidiary of Parent (the “Merger”); (iii) the consideration of $1.0333333 in cash, without interest and subject to applicable withholding taxes, to be received for each Ordinary Share, including with respect to the Ordinary Shares underlying the Company’s American Depositary Shares, each representing 30 Ordinary Shares (“ADSs”), owned as of immediately prior to the effective time of the Merger; (iv) the cancellation of each outstanding option to purchase Ordinary Shares or ADSs (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; (v) the cancellation of each outstanding restricted share unit (including those granted to the Company’s directors and officers) in exchange for the right to receive a cash payment, in accordance with the Merger Agreement; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”).

☐ FOR	☐ AGAINST	☐ ABSTAIN

1A.      Please confirm that you ARE NOT a “Parent Affiliate” by checking the “YES” box. If you cannot confirm that you are not a Parent Affiliate, check the “NO” box. As described under the heading “Required Vote” in Item 1 of the Proxy Statement, a “Parent Affiliate” generally means that you are Merger Sub, Parent or any person or entity holding at least 25% of the “means of control” (within the meaning of the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I am not a “Parent Affiliate”.

☐ NO – I am a “Parent Affiliate”.

2.	To approve the adjournment of the Meeting to a later date or dates if necessary to solicit additional proxies if there are insufficient votes to approve the Merger Proposal at the time of the Meeting.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.       To elect six directors.

☐	FOR ALL NOMINEES
☐	AGAINST ALL NOMINEES
☐	FOR ALL EXCEPT (See instructions below)
NOMINEES:
( )	Giora Yaron
( )	Ilan Biran
( )	Christopher M. Cleary
( )	Scott P. Serota
( )	Brad Fluegel
( )	Marga Ortigas-Wedekind

INSTRUCTION: To vote against any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to object, as shown here: (X)

4.	To approve amendments to the Company’s compensation policy governing the compensation of the Company’s office holders.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4A.       Please confirm that you ARE NOT a “controlling shareholder” and DO NOT have a “personal interest” in Proposal 4 by checking the “YES” box. If you cannot confirm the same, check the “NO” box. As described under the heading “Required Vote” in Item 4 of the Proxy Statement, a “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I am not a “controlling shareholder” and do not have a “personal interest”.

☐ NO – I am a “controlling shareholder” or do have a “personal interest”.

5.	To approve a modification to the base compensation of the Company’s President and Chief Executive Officer.

☐ FOR	☐ AGAINST	☐ ABSTAIN

5A.       Please confirm that you ARE NOT a “controlling shareholder” and DO NOT have a “personal interest” in Proposal 5 by checking the “YES” box. If you cannot confirm the same, check the “NO” box. As described under the heading “Required Vote” in Item 5 of the Proxy Statement, “personal interest” generally means that you have a personal benefit in the matter which is not solely as result of your shareholdings in the Company. THIS ITEM MUST BE COMPLETED. See also Important Instruction below.

☐ YES – I am not a “controlling shareholder” and do not have a “personal interest”.

☐ NO – I am a “controlling shareholder” or do have a “personal interest”.

6.	To approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company’s independent auditor, and to authorize the Company’s Board of Directors to delegate to the Audit Committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT INSTRUCTION: If you do not mark a box in Items 1A, 4A, or 5A, your vote will not be counted towards or against the majority required for the approval of Proposal 1, 4, or 5, respectively. If you are unable to make the aforesaid confirmations for any reason or have questions about whether you are a Parent Affiliate (for purposes of Proposal 1) or have a personal interest or are a controlling shareholder (for purposes of Proposals 4 or 5), please contact the Company’s General Counsel and Company Secretary at telephone number: +972-4-617700 or email Fnoa@Itmar-medical.com or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s General Counsel and Company Secretary on your behalf.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder	Date , 2021

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

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